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February 13, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Seaport Entertainment Group Inc.
Confidential Submission of Draft Registration Statement on Form 10 and
Confidential Submission of Draft Registration Statement on Form S-1
To the addressee set forth above:
On behalf of Seaport Entertainment Group Inc., a Delaware corporation (the “Company”), on February 13, 2024, pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, as applicable, we transmitted for confidential submission (i) the Company’s draft registration statement on Form 10 (the “Form 10”), including Exhibit 99.1 thereto, related to the proposed spin-off of the Company by Howard Hughes Holdings Inc. (“HHH”) (the “Spin-Off”), and (ii) the Company’s draft registration statement on Form S-1 (the “S-1”) relating to the distribution, at no charge, to the holders of its common stock of transferrable subscription rights to purchase additional shares of its common stock (the “Rights Offering”), in each case pursuant to the Division of Corporation Finance June 29, 2017 Announcement, “Draft Registration Statement Processing Procedures Expanded,” for nonpublic review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of such registration statement.
The Company has advised us that the Form 10 and all nonpublic draft submissions will be made publicly available on the EDGAR system at least 15 days prior to the anticipated effective date of the Form 10, and that the S-1 and all nonpublic draft submissions will be made publicly available on the EDGAR system at least 15 days prior to the commencement of any road show or, in the absence of a road show, at least 15 days prior to the anticipated effective date of the S-1. The Company has advised us that the anticipated effective date of the Form 10, and the consummation of the Spin-Off, will precede the anticipated effective date of the S-1.

February 13, 2024 Page 2
Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based upon guidance issued by the Staff in connection therewith, the Company is omitting from each of the Form 10 and the S-1 its audited consolidated financial statements as of and for the year ended December 31, 2021 and unaudited consolidated financial statements as of September 30, 2023 and for each of the three months ended September 30, 2023 and 2022 because it reasonably believes that such financial statements will not be required to be included in such registration statement at the time of its contemplated effective date.
Please be advised that, with the exception of (i) changes required to comply with Form S-1 requirements instead of Form 10 requirements, (ii) information specific to the Rights Offering and (iii) other minor changes made to present the information in the prospectus contained in the Registration Statement, to the extent possible, as if HHH has already completed the Spin-Off, the information contained in the S-1 is identical to the information contained in the Form 10. In particular, please be advised that the following sections of the S-1 differ from, or are not included in, the Form 10:
•The cover pages of the prospectus;
•“Questions and Answers About the Rights Offering”;
•“The Rights Offering Summary”;
•The risk factors related to the rights offering under “Risk Factors”;
•“Use of Proceeds”;
•“Dilution”;
•“Public Market for Our Common Stock”;
•“The Spin-Off”;
•“The Rights Offering”;
•“Security Ownership of Certain Beneficial Owners and Management”;
•“Material United States Federal Income Tax Consequences”;
•“Plan of Distribution”;
•“Legal Matters”;
•“Experts”; and
•Part II of the Registration Statement.

February 13, 2024 Page 3
Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or Abigail.Smith@lw.com. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer
of Latham & Watkins LLP

cc:	Michael J. Haas, Latham & Watkins LLP
Abigail Smith, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
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